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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 12, 2006

HuntMountain Resources
(Exact Name of Registrant as Specified in its Charter)

Nevada	**001-01428**	**68-0612191**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1611 N. Molter Road, Ste. 201, Liberty Lake, WA	**99019**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 892-5287**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On May 12, 2006, the Board of Directors adopted charters for the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. The charters are attached as Exhibits 99.1 – 99.3 and will be posted on the company's website.

Item 9.01   Financial Statements and Exhibits

    (c)   Exhibits

    99.1   HuntMountain Resources Audit Committee Charter
    99.2   HuntMountain Resources Compensation Committee Charter
    99.3   HuntMountain Resources Corporate Governance and Nominating Committee Charter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

          /s/ Tim Hunt

Date: May 12, 2006   By:_____
          Tim Hunt, President

HUNTMOUNTAIN RESOURCES
AUDIT COMMITTEE CHARTER

I. Purpose

The Audit Committee of the HuntMountain Resources Board of Directors is responsible for recommending, appointing, compensating and overseeing the external auditors to the Board; receiving, reviewing, and forwarding to the Board the annual financial report of the external auditors; and such other matters as may warrant its attention.

The Audit Committee's role is one of oversight. Management is responsible for preparing the Corporation's financial statements, and the independent auditors are responsible for auditing those financial statements. Management is responsible for the fair presentation of the information set forth in the financial statements in conformity with generally accepted accounting principles ("GAAP"). The independent auditors' responsibility is to provide its opinion, based on its audits, that the financial statements fairly present, in all material respects, the financial position, results of operations and cash flow of the Corporation in conformity with GAAP. It is the duty of the Audit Committee to conduct investigations and resolve disagreements, if any, between management and the independent auditors, or to assure compliance with applicable laws and regulations.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it shall have direct access to the independent auditors as well as anyone in the Corporation. The Board and the Audit Committee are to represent the Corporation's stockholders. Accordingly, the independent auditors are accountable to the Board and the Audit Committee.

II. Membership of Audit Committee

The Audit Committee shall be comprised of two or more directors and one or more independent members as determined and appointed annually by the Board, each of whom must, for purposes of this Committee, be willing and able to function independent of management and free from any relationship (such as receipt of consulting fees) that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Unless a Chair is appointed by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

Each member shall in the judgment of the Board of Directors be "financially literate" or must become "financially literate" within a reasonable period of time after appointment to the Committee. The Board will determine, in its business judgment, whether a director meets the financial literacy requirement. At least one member of the Committee shall in the judgment of the Board of Directors have accounting or financial management expertise. The terms financial literacy and financial expertise are defined as follows:

a. Financial Literacy--The ability to read and understand fundamental financial statements, including a Balance Sheet, Income Statement and Statement of Cash Flows.

b.   Financial Expertise--Past employment experience in finance or accounting, CPA or comparable experience resulting in financial sophistication, including being a CEO or senior officer with financial oversight responsibilities.

Committee members shall be elected by the Board at the annual meeting of the Board of Directors; members shall serve until their successors shall be duly elected and qualified.

III.   Meetings and Reports

The Audit Committee shall meet at least quarterly, or more frequently as circumstances dictate. The Audit Committee is to meet in separate executive sessions with the Corporation's Chief Financial Officer or Principal Financial Officer, its independent auditors and its internal auditor at least once each year and at other times when considered appropriate. The Audit Committee shall provide regular reports to the Board. For the transaction of business at any meeting of the Committee, two members shall constitute a quorum. Meetings may be held in person, telephonically, or electronically.

IV.   Scope of Audit Committee Work

In accomplishing its assigned responsibilities, the Audit Committee will review the following listed matters and such other matters as may warrant its attention. It may, with approval of the Board, engage additional assistance to undertake such reviews of financial management performance as it deems necessary.

a.   Recommend to the Board of Directors the selection of the Company's external auditors and the annual fees to be paid for services rendered by the external auditors, review each proposed audit plan developed by the external auditors, periodically review the performance of the external auditors, and recommend to the Board any proposed retention or discharge of the external auditors.

b.   Review the Corporation's annual financial statements and reports as required by the Bylaws, including the compliance of the Corporation's accounting and financial management systems and reports with generally accepted accounting principles.

c.   Review and forward to the Board the annual financial management letter of the external auditors, with such comments of its own as may be appropriate.

 d.   Periodically review the Corporation's systems of internal controls, including its risk management policy and any accompanying insurance coverage, and make recommendations to the Board for changes it considers desirable.

e.   Review, with the Corporation's general counsel, any legal matter that could have a significant impact on the Corporation's financial statements.

f.   Annually review the expense accounts and perquisites of Management, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the outside auditor.

g.   Review all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company, that may have a material current of future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

h.   Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

i.   Review annually the independent auditors' letter of the recommendations to the Committee.

j.   Review and approve all related-party transactions.

k.   Establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

l.   Resolve disagreements relating to accounting, internal control or auditing issues.

V.   Resources

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall determine the extent of funding necessary for payment of compensation to the independent auditors for purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other consultants retained to advise the Committee.

Public Disclosure and Website Publication

This Charter shall be included on the Company's website. The Company's annual report to shareholders will state that this Charter is available on the Company's website and will be available upon request to the Company's Corporate Secretary.

Adoption

The Board of Directors of the Company has adopted this charter on the 12th day of May, 2006.

HUNTMOUNTAIN RESOURCES
COMPENSATION COMMITTEE CHARTER

Introduction and Purpose

The HuntMountain Resources Compensation Committee (the "Committee") shall be responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the Company. The Committee shall also be responsible for providing oversight with regard to the Company's various programs of compensation, including all incentive plans, stock option plans and stock purchase plans.

Composition and Membership

The Committee shall be composed of at least two Directors.

Meetings

The Committee shall meet in person, telephonically or electronically at least once during the year for purposes of performing its duties.

Responsibilities and Duties

The purpose and duties of the Committee shall include, but not be limited to, the following:

☐   To review and report to the Board on the Company's programs for attracting, retaining and promoting executives and for developing future senior management;

☐   To review and make recommendations to the Board regarding compensation for the chief executive officer, other executive level officers and directors;

☐   To establish the process for the Board to evaluate the performance of the chief executive officer and other corporate officers;

☐   To review appropriate performance targets, participation and level of awards for incentive award plans;

☐   To review, approve and report to the Board concerning administration of compensation plans and compensation for executives at specified salary grade levels and monitor the Company's benefit plans;

☐   To review, determine and recommend to the Board appropriate compensation for directors;

☐   To produce, review and approve reports of the Committee required by the rules of the Securities and Exchange Commission;

☐   To review and assess the adequacy of and update, if necessary, this Compensation Committee Charter annually;

☐ To request and review such reports from management as it may require in carrying out its assigned responsibilities and advise the full Board of Directors as to the Committee's oversight functions; and

☐ To undertake from time to time such additional activities within the scope of the Committee's primary functions as it may deem appropriate.

Public Disclosure and Website Publication

This Charter shall be included on the Company's website. The Company's annual report to shareholders will state that this Charter is available on the Company's website and will be available upon request to the Company's Corporate Secretary.

Adoption

The Board of Directors of the Company has adopted this charter on the 12th day of May, 2006.

HUNTMOUNTAIN RESOURCES
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

Introduction and Purpose

HuntMountain Resources (the "Company") is a publicly-held company and operates in a highly competitive and regulated environment. The Company's business involves an environment that is highly regulated at both the federal and state level in the United States and it the foreign jurisdictions in which it holds property interests. To assist the Board of Directors (the "Board") in its responsibilities relating to reviewing the Company's operational compliance with applicable legal requirements and sound ethical standards, the Board has created a Corporate Governance and Nominating Committee (the "Committee").

Composition and Membership

The Committee shall be comprised of three or more directors. The members of the Committee are appointed by the Board at the annual organizational meeting of the Board and serve until their successors are duly appointed and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

Meetings

The Committee shall meet annually or more frequently in person, telephonically or electronically as circumstances dictate. A majority of the Committee members currently holding office constitutes a quorum for the transaction of business. The Committee shall take action by the affirmative vote of a majority of the Committee members present at a duly held meeting.

Responsibilities and Duties

The Committee shall undertake the following responsibilities and duties:

<u>Development of Guidelines and Procedures</u>

□ Oversee the development, issuance and distribution and review of appropriate ethics and legal compliance guidelines and procedures.

□ Oversee the development and implementation of guidelines and procedures to ensure satisfactory relationships with the Company's principal regulatory authorities.

□ Oversee the development and implementation of employee communication and training on ethics and compliance issues.

<u>Ensure Adequate Guidance, Reporting and Investigation Processes</u>

□ Monitor and review periodically the systems that management has established to implement the Company's ethics and compliance guidelines.

☐	Ensure that the Company maintains clear channels of communication.

☐	Oversee receiving periodic reports regarding investigations of compliance violations.

☐	Ensure that business units have processes in place for receiving and investigating reports of compliance violations, and advising the Committee of these reports.

☐	Review with the Company's General Counsel legal compliance matters, including corporate securities trading policies.

☐	Review current/pending litigation and regulatory proceedings bearing on corporate governance in which the Company is a party.

Monitor Compliance with Compliance Guidelines and Ethics Policies

☐	Ensure that appropriate internal and/or external audits and surveys are conducted to verify adherence to Company compliance guidelines and procedures.

☐	Commission special audits as necessary to verify adherence to the Company's compliance guidelines and procedures.

☐	Review significant cases of employee conflict of interest and related-party transactions, misconduct or fraud.

☐	Monitor audits/examinations by governmental or other regulatory agencies.

Evaluation and Recommendation of Board Membership

☐	Evaluate and make recommendations to the full Board of Directors concerning the number and accountability of Board committees, committee assignments and committee membership rotation practices.

☐	Establish and articulate qualifications, desired background, and selection criteria for members of the Board of Directors in accordance with relevant law and Securities and Exchange Commission requirements.

☐	Make recommendations to the full Board of Directors concerning all nominees for Board membership, including the re-election of existing Board members. The Committee may retain any reputable search firm to be used to identify director candidates. The Committee has the sole authority to retain and terminate search firms and approve the search firm's fees and other retention terms.

☐	On an annual basis, solicit input from the full Board of Directors and conduct a review of the effectiveness of the operation of the Board, Board committees and individual Board members, including reviewing and monitoring compliance with governance and operating practices and the Corporate Governance Principles.

Governance and Evaluation

☐   Guide the directors in the evaluation of corporate governance as and when appropriate.

☐   Develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company and review these principles at least annually.

☐   Report to the Board summarizing the Committee's actions and any significant issues considered by the Committee.

☐   Perform such other functions as assigned by law, the Company's Articles of Incorporation or Bylaws, or the Board.

Delegation to Subcommittees

The Committee may, in its discretion, form and delegate authority to subcommittees when appropriate.

Performance Evaluation

The Committee shall, from time to time, conduct an evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also include a review of the adequacy of this charter and shall recommend to the Board any revisions to this charter deemed necessary or desirable, although the Board shall have the sole authority to amend this charter. The performance evaluation shall be conducted in such a manner as the Committee deems appropriate.

Public Disclosure and Website Publication

This Charter shall be included on the Company's website. The Company's annual report to shareholders will state that this Charter is available on the Company's website and will be available upon request to the Company's Corporate Secretary.

Adoption

The Board of Directors of the Company has adopted this charter on the 12th day of May, 2006.